FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

November 26, 2007.

ITEM 3:	News Release

The news release was issued on November26, 2007 through Marketwire in Canada and the United States. The news release was also filed on SEDAR.

ITEM 4:	Summary of Material Change

The Company announced the adoption of a shareholder rights plan.

ITEM 5:	Full Description of Material Change

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) announced today that its Board of Directors has adopted a shareholder rights plan. The rights plan is effective immediately and is subject to ratification by shareholders at an extraordinary shareholders’ meeting that is expected to be held in March 2008. Upon ratification, the rights plan will have a term of three years.

A committee of independent directors of Crosshair, consisting of David Lee, Leo Power and Ian Smith, was established to consider whether it was in the best interests of shareholders to adopt the rights plan. Following deliberations, including receiving legal advice from independent counsel, the committee determined that it was appropriate.

The objectives of the rights plan include providing shareholders with adequate time to properly assess the merits of any proposed takeover bid or similar transaction involving the shares of Crosshair without undue pressure; encouraging the development of alternative transactions or competing takeover bids under the circumstances; and giving the directors adequate time to fully consider any such takeover bid or similar transaction and any alternative transaction that may be proposed.

Ian Smith, a member of the independent committee, said “At the present time, the directors of Crosshair have no knowledge of any proposed offer to acquire Crosshair’s shares. However, the independent directors consider it prudent to adopt the rights plan to ensure that shareholders are treated fairly and not subject to undue pressure to tender in the event of such a transaction.”

A copy of the rights plan, which will preclude a person or group of persons from acquiring more than 20% of Crosshair’s outstanding common shares other than in compliance with the rights plan, is being filed concurrently with this Material Change Report at www.sedar.com.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

November 26, 2007.